April 4, 2025

Bala Padmakumar
Chief Executive Officer and Chairman
ChampionsGate Acquisition Corporation
419 Webster Street
Monterey, CA 93940

       Re: ChampionsGate Acquisition Corporation
           Amendment No. 2 to Registration Statement on Form S-1
           Filed March 27, 2025
           File No. 333-283689
Dear Bala Padmakumar:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed March 27, 2025 Description of Securities
Ordinary Shares, page 141

1. We refer to your statement on page 143 that if you seek shareholder approval of your initial business combination, you will complete your initial business combination only if you obtain the approval of a special resolution under Cayman Islands law, which requires an affirmative vote of not less than two-thirds of the voting rights held by shareholders. Please reconcile this disclosure with that on page 27 that if you seek shareholder approval of the initial business combination, only a majority of the issued and outstanding shares must be voted in favor. Please ensure that your disclosure regarding the number and percentage of public shares needed to be voted in favor of a
 April 4, 2025
Page 2

       transaction, (i) assuming only a quorum is present and voted, or (ii) assuming allissued and outstanding shares are present and voted, properly reflects the reconciled disclosure.
Notes to Financial Statements, page F-7

2. Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07 and advise or revise accordingly. Exhibits

3. Please have counsel revise the legal opinion filed as Exhibit 5.1 to cover the Class A ordinary shares that may be issued upon conversion of the rights and to cover the representative shares.
       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Isabel Rivera at 202-551-3518 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Arila E. Zhou, Esq.